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                                                                    EXHIBIT 99.1

                      Form of Methanol Hedging Agreement


          METHANOL HEDGING AGREEMENT dated as of ____________, 1994, between BEAUMONT METHANOL CORPORATION, a Delaware corporation ("BMC"), and THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P., a Delaware limited partnership, as agent under an agency agreement dated as of the date hereof (the "Counterparty").

          WHEREAS, BMC is engaged in the manufacture and sale of methanol;

          WHEREAS, BMC's revenues from sales of methanol during calendar year 1995, 1996 and 1997 are expected to vary depending on the market price of methanol at the time of sale, with such revenues increasing if methanol prices increase and declining if methanol prices decline;

          WHEREAS, BMC's revenues, net of costs of production, from sales of methanol during calendar year 1995, 1996 and 1997 are expected to vary depending on the relationship of the market price of methanol at the time of sale to the market price of natural gas at the time of production, with such net revenues increasing if methanol prices increase and/or natural gas prices decline and declining if methanol prices decline and/or natural gas prices increase; and

          WHEREAS, BMC is desirous of reducing its risk with respect to future changes in the market prices of methanol and natural gas by receiving a fixed cash payment from the Counterparty in exchange for undertaking an obligation to make future payments to the Counterparty in the event that methanol prices exceed natural gas prices by more than a specified amount during the calendar year 1995, 1996 and 1997;

          NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties hereby agree as follows:

          1. Purchase of Rights. Concurrent with the execution and delivery of this Agreement, the Counterparty is paying to BMC the sum of $4 million.

          2. Grant of Rights. Subject to paragraph 3, BMC will pay to the Counterparty, on the fifth business day after the end of each Rights Period specified below (or, in the case of the final Rights Period, not later than the last day of such Rights Period), the amount, if any, computed to be due for such Rights Period in accordance with this paragraph.

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
      Rights Period                Gallons of Methanol
      -------------                -------------------
      First:  Date hereof to       10.833 million multiplied by the number
              December 31, 1995    of whole months and any fraction thereof (such fraction to be calculated based on actual days elapsed and a year of 365 days)
                                   between the date hereof and December 31, 1995.

      Second:  Year ended                140 million
               December 31, 1996

      Third:  Year ended                 130 million
              December 31, 1997

          For each Rights Period, the amount, if any, due to the Counterparty shall be equal to the product of:

          (a) the gallons of methanol specified above for such Rights Period, multiplied by,

          (b) the excess, if any, over $0.65 per gallon of the remainder of (i) the Tecnon Price (defined below) for such Rights Period, minus (ii) 0.113 times the Natural Gas Price (as defined below) for such Rights Period.

          For any Rights Period, the "Tecnon Price" means the average for such Rights Period of the midpoint of the high and low transaction prices for domestic barge methanol contracts, U.S. Gulf Coast in cents per gallon appearing in the Methanol Price Monitor section of TECNON (U.K.) Ltd.'s Monthly Newsletter
- -Methanol for each month during such Rights Period. For any Rights Period, the "Natural Gas Price" means the average for such Rights Period of the spot price index (large packages only), in cents per MMBtu, for natural gas delivered in the Houston Ship Channel/Beaumont, Texas area appearing in the first edition for each month during such Rights Period of Inside Ferc, a McGraw-Hill publication.

          If BMC so elects, by written notice to the Counterparty, and the Counterparty agrees in writing, BMC may, in lieu of making any portion or all of the foregoing payment for any Rights Period, deliver to the Counterparty, F.O.B. Beaumont, Texas, a pro rata portion of the gallons of methanol for such Rights Period against payment in cash at a per gallon price equal to the sum of (i) the Natural Gas Price for such Rights Period multiplied by 0.113 plus (ii) $0.65.

          BMC shall pay all amounts due hereunder solely to the Counterparty. BMC shall not be liable to any person or responsible in any manner for the distribution by the Counterparty or the Counterparty's failure to distribute any amount paid hereunder to any person who has or may have any beneficial interest in any such payment.

          3. Force Majeure. If any Event of Force Majeure (as defined below) occurs during any Rights Period, the gallons of methanol used pursuant to paragraph 2 hereof for such Rights Period shall be reduced by 50% of the number of gallons of methanol that could not be produced by BMC during such Rights Period due to such Event of Force Majeure. If BMC receives business interruption insurance proceeds for lost profits with respect to Events of Force Majeure that occurred during any Rights Period for which the payments hereunder were reduced due to such Events of Force Majeure, as described in the next preceding sentence, then BMC shall pay to the Counterparty the lesser of 50% of such proceeds or the amount by which such payment was reduced. "Event of Force Majeure" has the meaning specified in the Methanol Purchase and Sale Agreement dated as of September 16, 1993, between BMC and E.I. DuPont de Nemours and Company.

          4. Governing Laws. This agreement shall be governed by, and construed and interpreted in accordance with the laws of the State of New York (excluding principles of conflicts of laws).

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          5.  Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by either party to the other shall be in writing and shall be delivered in person or by confirmed facsimile transmission as follows:

               BMC:

               600 Fourth Street
               Terra Centre
               Sioux City, Iowa  51101
               Facsimile No. (712) 279-8703
               Attention:  George H. Valentine, Esquire

               Counterparty:

               1221 Avenue of the Americas (33rd Floor)
               New York, N.Y.  10020
               Attention:  Alan E. Goldberg


          Notice given by personal delivery shall be effective upon actual receipt. Notice given by facsimile transmission shall be effective at 5:00 p.m., local time, at the place of receipt on the next business day after transmission of confirmation of receipt by the sending party. Either party may change any address to which notices are required to be given by giving notice thereof as provided above.

          6. Miscellaneous. (a) The section headings contained in this Agreement are for the convenience of the parties only and shall not be interpreted as part of this Agreement.

               (b) Waiver by one party of the other party's breach of any provision of this Agreement shall not be deemed a waiver of any subsequent or continuing breach of such provision or of the breach of any other provision or provisions hereof.

               (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

               (d) All amounts of money referred to in this Agreement shall be construed to mean money which at the time is lawful money of the United States of America.

               (e) If the publication used to determine the Tecnon Price or the Natural Gas Price as described above (an "Existing Publication") ceases publishing the referenced data or if one party notifies the other party in writing that an Existing Publication no longer fairly reflects (i) in the case of the Tecnon Price the range of actual market prices for the purchase of methanol in barge quantities F.O. B. the U.S. Gulf Coast under large contracts, the term of which is one year or more, or (ii) in the case of the Natural Gas Price, the actual spot prices (large packages only) of natural gas delivered in the Houston Ship Channel/Beaumont, Texas area ("Actual Market Prices"), then the parties shall meet in good faith to determine whether such Existing Publication fairly reflects Actual Market Prices, or, if they conclude that such Existing Publication does not fairly reflect Actual Market Prices or such Existing Publication has ceased publishing the referenced data, to select a replacement publication that fairly reflects Actual Market Prices (a "Replacement Publication"), or, if they conclude that such Existing Publication does not fairly reflect actual Market Prices or such Existing Publication has ceased publishing the referenced data and no Replacement Publication exists, to select an alternative pricing formula that fairly reflects Actual Market Prices.

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               (f) This Agreement contains the entire agreement and
     understanding of the parties with respect to the subject matter hereof and shall not be modified except by written instrument executed by duly authorized representatives of the parties.

               (g) Each party hereto represents and warrants that this Agreement has been duly authorized, executed and delivered and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms.

               (h) The Counterparty shall have the right to terminate this Agreement at any time.


          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

                              BEAUMONT METHANOL CORPORATION


                              By:_______________________________________
                                 Name:
                                 Title:


                              THE MORGAN STANLEY LEVERAGED
                              EQUITY FUND II, L.P.

                              By:  Morgan Stanley Leveraged Equity
                                   Fund II, Inc., as general partner


                              By:_______________________________________
                                 Name:
                                 Title:

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